ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

28 April 2005



Securities and Exchange Commiss
Division of Corporate Finance
Office of International Corporation F
450 Fifth Street, NW
WASHINGTON DC 20549
USA

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours



Andrew Geddes
Corporate Communications

encl





asx announcement

Enrolment Progress for European Approval Trial

Sydney 28 April 2005: Ventracor Limited (ASX:VCR) today announced three patients had recently been implanted with the VentrAssist™ implantable heart assist system as part of its CE Mark Trial.

Ventracor Limited Chief Executive Officer, Colin Sutton PhD, said two implants were conducted at The Alfred hospital in Melbourne and one at Royal Perth.

Dr Sutton said 20 patients had now been implanted with the VentrAssist™ left ventricular assist system – 11 as part of the current CE Mark Trial which is gathering data to support an application for permission to sell the system in Europe next year.

Dr Sutton added the United States trial of the VentrAssist™ was also on schedule and that the company had received very strong interest from several US clinical study sites.

About Ventracor
Ventracor (ASX:VCR) is an international medical technology company that has developed a life-saving heart pump, the VentrAssist™ left ventricular assist system (LVAS) for patients in cardiac failure. The company is expects to bring the VentrAssist™ to global markets in record time and capture a significant share of the potentially large LVAS market which independent analysts have estimated could grow to several billion dollars per annum.

The CE mark
In Europe, the letters 'CE' on a manufactured product are a guarantee it meets the essential requirements of the relevant European Directives. For medical device manufacturers like Ventracor, this is the Active Implantable Medical Devices Directive (AIMDD) 90/385/EEC. Approval to apply the CE mark to a product indicates it can be legally sold within the European Union (EU) and the European Free Trade Area (EFTA).

For further information, please contact:

Andrew Geddes
Manager, Investor Relations
Ventracor Limited
(02) 9406 3086